UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2013
or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Herman Miller, Inc. Profit Sharing and 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS
The following financial statements are filed as part of this report:

-- Report of Independent Registered Public Accounting Firm
-- Statements of Net Assets Available for Benefits
-- Statements of Changes in Net Assets Available for Benefits
-- Notes to Financial Statements
-- Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Note:
The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number    Document
23 (a)        Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2014
HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

/s/ Hezron T. Lopez
——————————————
Hezron T. Lopez
Senior Vice President, Legal Services,
and Secretary, on behalf of the Plan
Administrative Committee, the Plan's Named
Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan

We have audited the accompanying statements of net assets available for benefits of Herman Miller, Inc. Profit Sharing and 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Grand Rapids, Michigan
May 30, 2014

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
Assets
Cash	$2,302	$138,971
Investments, at fair value	615,528,308	448,016,525
Receivables:
Employee contributions	329,626	306,673
Employer contributions	3,098,059	1,040,288
Notes receivable from participants	9,026,911	8,357,380
Investment income	422,568	—
Total receivables	12,877,164	9,704,341
Total assets	628,407,774	457,859,837
Net assets, reflecting all investments at fair value	628,407,774	457,859,837
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	(831,708)	(1,670,621)
Net assets available for benefits	$627,576,066	$456,189,216
See accompanying notes to the financial statements

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	12 Months Ended
	December 31, 2013	December 31, 2012
Contributions:
Employer	$22,833,497	$13,166,652
Employee	17,326,372	16,142,000
Rollover	58,617,922	1,014,089
Total contributions	98,777,791	30,322,741

Investment income:
Dividends	14,712,843	10,024,216
Interest	374,898	389,074
Net appreciation in fair value of investments	94,578,292	42,294,029
Total investment income	109,666,033	52,707,319

Benefit payments	(36,701,302)	(32,987,445)
Administrative expenses	(354,714)	(315,647)
Net increase in net assets available for benefits	171,387,808	49,726,968
Transfers out to another plan	(958)	—

Net assets available for benefits:
Beginning of year	456,189,216	406,462,248
End of year	$627,576,066	$456,189,216
See accompanying notes to the financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2013 and 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan ("the Plan") are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in collective trust funds is based on quoted redemption values on the last day of the plan year, except the Putnam Stable Value Fund ("the SVF"), for which the fair value is determined as described in the following paragraph.

Stable Value Fund: The Plan’s investment in the SVF, a collective trust with Putnam Investment Management, Inc., is accounted for in accordance with the Accounting Standards Codification (ASC) Topic 962, Plan Accounting - Defined Contribution Pension Plans. The Topic requires such stable value funds held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because the contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of participation units in the SVF is based upon the net asset value of such fund, after adjustments, to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The SVF invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions, with the objective of providing a fixed income yield with minimal market-related risk. The SVF provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of December 31, 2013 and 2012. There are no reserves against the contract value for credit risk of contract issues or otherwise. The fair value of the SVF exceeded its contract value by $831,708 and $1,670,621 at December 31, 2013 and 2012, respectively.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair value of Herman Miller, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trusts other than the SVF: The fair value of participation units held in the collective trust funds are based on their net asset values, as reported by the managers of the collective trust funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the S&P 500 Index Fund is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index. Underlying investments of the fund consist primarily of common stocks. The investment objective of the Aggregate Bond Index Fund is to achieve a return, before the assessment of fees, that closely approximates the return of fixed-income investments. Underlying investments of the fund consist primarily of bonds. The collective trust funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates.

2. PLAN DESCRIPTION
The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Plan Sponsor
Herman Miller, Inc. and its participating affiliates ("the company" or "employer") sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee
Under a trust agreement with the Plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Participation Requirements
All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting
Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution
The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant's compensation, not to exceed 6 percent for the company's fiscal year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the company's fiscal year ended June 1, 2013, which was from June 3, 2012 to June 1, 2013, represented 2.32 percent of the respective participant compensation earned in the company's 2013 fiscal year. The profit sharing contribution approved for the company's fiscal year ended June 2, 2012, which was from May 29, 2011 to June 2, 2012 represented 1.48 percent of the respective participant compensation earned in the company's 2012 fiscal year.

Rollover Contributions
For the year ended December 31, 2013, the Plan had rollover contributions of $58,003,715 resulting from the termination of the company's Herman Miller, Inc. Retirement Income Plan and Herman Miller, Inc. Integrated Metal Technology, Inc. Bargaining Unit Retirement Plan.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. The Plan provides participants with the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Employer Matching Contributions
The company will contribute to the Plan as matching contributions 100 percent of the participant’s salary deferral, up to 3 percent of the participant’s compensation, subject to certain limitations defined in the Plan document. This was amended on September 1, 2012 from 50 percent of the first 6 percent.

Employer Core Contributions
The company will make a core contribution equal to 4 percent of each participant's compensation. This core contribution will be made on a quarterly basis. This was a new contribution starting in 2012, with an effective date of January 1, 2012 for new employees starting after that date and September 1, 2012 for existing employees.

Investment Options
Participants have the ability to direct the investment of their salary deferral and employer matching contributions into any or all of the investment options offered by the Plan, which currently include the company’s common stock, various mutual funds and collective trusts. All employer profit-sharing contributions are invested directly in the company’s common stock on behalf of the participants. Participants may elect to immediately direct the investment of funds in their employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the Plan administrator.

Benefit Payments
Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the company, subject to certain restrictions defined in the Plan document.

Notes Receivable From Participants
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed 5 years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the company or repaid directly to the Trustee. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
All expenses, other than the Trustee fees paid by the Plan, are paid by the company. Administrative expenses incurred by the Plan include loan and distribution fees charged directly to the participant's accounts and investment management fees, which are paid by the participant or company. Investment management fees are charged to the Plan as the reduction of investment return and included in the investment income reported by the plan.

Plan Termination
The Plan may be discontinued at any time by the company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The company currently has no intention to terminate the Plan.

3. FAIR VALUE MEASUREMENTS
The company follows ASC Topic 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•
Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$99,793,665	$—	$—	$99,793,665
Collective trust funds-S&P 500 index fund	—	29,284,690	—	29,284,690
Collective trust funds-stable value fund	—	64,265,420	—	64,265,420
Collective trust funds-aggregate bond index fund	—	10,040,099	—	10,040,099
Mutual funds-bonds	49,311,792	—	—	49,311,792
Mutual funds-domestic equity-large cap	145,407,391	—	—	145,407,391
Mutual funds-domestic equity-small/mid-cap	78,076,959	—	—	78,076,959
Mutual funds-international equity	44,603,602	—	—	44,603,602
Mutual funds-lifestyle 2010-2015	10,611,710	—	—	10,611,710
Mutual funds-lifestyle 2020-2035	68,255,133	—	—	68,255,133
Mutual funds-lifestyle 2040-2060	15,877,847	—	—	15,877,847
Total investments, at fair value	$511,938,099	$103,590,209	$—	$615,528,308

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$82,895,108	$—	$—	$82,895,108
Collective trust funds-S&P 500 index fund	—	18,665,049	—	18,665,049
Collective trust funds-stable value fund	—	55,728,431	—	55,728,431
Mutual funds-bonds	51,403,033	—	—	51,403,033
Mutual funds-domestic equity-large cap	98,535,639	—	—	98,535,639
Mutual funds-domestic equity-small/mid-cap	50,297,175	—	—	50,297,175
Mutual funds-international equity	33,237,962	—	—	33,237,962
Mutual funds-lifestyle 2010-2015	6,555,593	—	—	6,555,593
Mutual funds-lifestyle 2020-2035	41,841,962	—	—	41,841,962
Mutual funds-lifestyle 2040-2060	8,856,573	—	—	8,856,573
Total investments, at fair value	$373,623,045	$74,393,480	$—	$448,016,525

4. INVESTMENTS
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows:

	December 31, 2013	December 31, 2012
Investments at fair value based on quoted market prices:
Herman Miller, Inc. Common Stock (3,380,544 shares as of
December 31, 2013 and 3,862,773 shares as
of December 31, 2012)	$99,793,665	$82,895,108
American Europacific Growth Fund	37,574,808	28,970,646
Neuberger & Berman Genesis Trust	41,814,734	29,282,781
PIMCO Total Return Fund	46,912,521	49,262,760
Harbor Capital Appreciation Fund	84,357,001	56,859,885
Vanguard Small Cap Growth Index	36,262,224	21,014,395	*
BlackRock Equity Dividend Fund I Class	32,408,652	19,778,913	*
Investments at estimated fair value:
Putnam Stable Value Fund	64,265,420	55,728,431

* For the December 31, 2012 year end, these investment balances do not represent 5% or more of the Plan's net assets, but amounts are shown for comparative purposes.

The following is a summary of the assets associated with the investment in the company’s common stock:

	December 31, 2013	December 31, 2012
Common stock	$99,793,665	$82,895,108
Dividend receivable	422,568	—
	$100,216,233	$82,895,108

During the Plan years ended December 31, 2013 and 2012, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated in fair value as follows:

	12 Months Ended
	December 31, 2013	December 31, 2012
Common stock	$29,963,379	$13,400,988
Mutual funds	58,366,632	26,367,849
Collective trusts	6,248,281	2,525,192
	$94,578,292	$42,294,029

5. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of stock of the company, which is considered a party-in-interest. During the years ended December 31, 2013 and 2012, the plan recorded income related to dividends from shares of company stock of $1,762,700 and $905,334, respectively. As of December 31, 2013 and 2012, the Plan owned 3,380,544 and 3,862,773 shares of company stock, respectively. Notes receivable from participants are also considered party-in interest transactions.

6. INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The Plan has applied for a new determination letter from the Internal Revenue Service as a result of subsequent Plan amendments. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Net assets available for benefits per the financial statements	$627,576,066	$456,189,216
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	831,708	1,670,621
Assets available for benefits per the Form 5500	$628,407,774	$457,859,837

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but remain unpaid as of that date. The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Benefit payments to participants per the financial statements	$(36,701,302)
Other	(23)
Benefit payments to participants per the Form 5500	$(36,701,325)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Net increase per the financial statements	$171,387,808	$49,726,968
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts at:
December 31, 2013	831,708	—
December 31, 2012	(1,670,621)	1,670,621
December 31, 2011	—	(1,606,198)
Net increase per the Form 5500	$170,548,895	$49,791,391

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (3,380,544 shares)	a	$99,793,665

	Mutual funds
	Vanguard	Retirement Income Fund	a	2,399,271
	Vanguard	Retirement 2010 Fund	a	2,537,324
	Vanguard	Retirement 2015 Fund	a	8,074,386
	Vanguard	Retirement 2020 Fund	a	18,032,714
	Vanguard	Retirement 2025 Fund	a	19,212,285
	Vanguard	Retirement 2030 Fund	a	17,005,141
	Vanguard	Retirement 2035 Fund	a	14,004,993
	Vanguard	Retirement 2040 Fund	a	6,540,502
	Vanguard	Retirement 2045 Fund	a	5,757,399
	Vanguard	Retirement 2050 Fund	a	2,649,036
	Vanguard	Retirement 2055 Fund	a	875,238
	Vanguard	Retirement 2060 Fund	a	55,672
	Vanguard	Wellington Fund	a	28,641,739
	Vanguard	Small Cap Growth Index Fund	a	36,262,224
	Portfolio 21	Portfolio 21 Fund	a	7,028,794
	American	Europacific Growth Fund	a	37,574,808
	PIMCO	Total Return Fund	a	46,912,521
	Neuberger & Berman	Genesis Trust Fund	a	41,814,734
	BlackRock	Black Rock Equity Dividend Fund I Class	a	32,408,652
	Harbor Funds	Harbor Capital Appreciation Fund	a	84,357,001
				412,144,434

	Collective trust funds
	Putnam Fiduciary Trust Company	Stable Value Fund	a	64,265,420
	Northern Trust Global Investments	S&P 500 Index Fund	a	29,284,690
	Northern Trust Global Investments	Aggregate Bond Index Fund	a	10,040,099
				103,590,209

*	Various plan participants	Notes Receivable From Participants (interest rates from 4.25% to 10.50%) maturing at various dates through November 2023.	a	9,026,911
				$624,555,219
*	Represents party in interest.
a	Investment is participant directed, therefore, historical cost information is not required.